

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Peter Bordes
Executive Chairman
Trajectory Alpha Acquisition Corp.
99 Wall Street, #5801
New York, New York 10005

> **Re: Trajectory Alpha Acquisition Corp.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed April 8, 2021**
> **File No. 333-253967**

Dear Mr. Bordes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 filed April 8, 2021

Financial Statements
Note 8 - Subsequent Events, page F-15

1. Please revise your disclosure to provide the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing